Mail Stop 3561

May 2, 2007

Edward A. Hunton
Secretary and Treasurer
MIPSolutions, Inc.
128 East Fairview Avenue
Spokane, Washington 99207

> **Re: MIPSolutions, Inc.**
> **Registration Statement on Form SB-2**
> **Filed April 5, 2007**
> **File No. 333-141927**

Dear Mr. Hunton:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that your registration statement includes two distinct transactions - a best-efforts primary and a resale - that are priced at differing amounts. Accordingly, please file separate registration statements for each offering, along with an analysis as to why you believe it is appropriate to price them differently, or tell us why you believe it is appropriate to file one registration statement registering one type of security that is being offered at different prices.

2. Regarding your primary offering, we note disclosure on the cover page indicating that you will offer common shares at an initial price of $1.00 per share for up to 300,000 shares and thereafter to be determined at the time of sale. We also note disclosure on page 7 stating that you intend to sell shares at $1.00 for the first 300, 000 shares, $1.50 for the second 300,000 shares and $2.00 for the remaining 400,000 shares. Please revise the disclosure throughout your registration statement, including the registration fee table, summary and plan of distribution, to clarify this pricing information. In addition, please disclose whether any minimum amount is required to be sold in the offering and describe any escrow arrangements. We also note that on page 9, you state that you intend to sell the shares in the primary offering for up to two years; please revise, on the cover and in the summary and plan of distribution, to more clearly state the termination date of the offering. Refer to Item 501(a)(9)(iii) of Regulation S-B.

Executive Compensation, page 19

3. Please revise to incorporate the new disclosure requirements relating to executive compensation and related person disclosure. Refer to Securities Act Releases 8732A and 8765 located at www.sec.gov. We may have further comment upon reviewing your revised disclosure.

Security Ownership of Certain Beneficial Owners and Management, page 20

4. Please revise to identify all the beneficial owners of your common stock. See Item 403 of Regulation S-B.

Selling Shareholders, page 21

5. For each selling shareholder or group of selling shareholders, please disclose how they acquired their shares for resale.

6. Please disclose the natural person(s) who have the ultimate voting or investment control over the shares held by Jameson Capital, Johns Hopkins University, Tiber Creek Corporation and Zeroday Enterprises. See Interpretation I.60 of Telephone Interpretations Manual (July 1997) and Interpretation 4S of Regulation S-K section of the March 1999 Supplement to the Manual.

7. Please disclose whether any of the selling shareholders are broker-dealers or affiliated with broker-dealers. We may have further comment upon review of your revised disclosure.

Undertakings

      8. Please revise to include a section that discusses the undertakings required by Item 512(a)(1)-(4), (e), and (g)(2) of Regulation S-B.

Signatures

      9. Please amend your filing to indicate the signatures of your principal executive, financial and accounting officers. See Instructions for signatures on Form SB-2.

* * * * *

      As appropriate, please amend your document in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

   We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

   We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

   You may contact Matthew Benson, Staff Attorney, at (202) 551-3335 or Peggy Kim, Senior Attorney, at (202) 551-3411 with any other questions you may have.

              Sincerely,

              H. Christopher Owings
              Assistant Director

cc: James Cassidy
   Cassidy & Associates
   Via Fax: (202) 745-1920